FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JANUARY, 2003

BUFFALO DIAMONDS LTD. (File #: 0-30150)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

News Release Dated January 16, 2003,

2.

News Release Dated January 21, 2003,

3.

Material Change Report, Form 53-901F, Filed January 31, 2003.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

BUFFALO DIAMONDS LTD.

(Registrant)

Date: February 4, 2003

By:

“James G. Stewart”

Its:

Secretary

(Title)

February 4, 2003

SECURITIES AND EXCHANGE COMMISSION

       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Buffalo Diamonds Ltd. – (File #0-30150)

Form 6-K

On behalf of Buffalo Diamonds Ltd., a corporation under the laws of Alberta, Canada, we enclose for filing, on EDGAR one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

BUFFALO DIAMONDS LTD.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

Keith Engl, Gowling Lafluer Henderson (Calgary)

Rod McKeen/Jane Anderson, Gowling Lafluer Henderson (Vancouver)

BUFFALO DIAMONDS LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

January 16, 2003

Trading Symbol: TSXVenture - YBU.U

NEWS RELEASE

Further to its news release of December 23, 2002, Buffalo Diamonds Ltd. ("Buffalo") reports that it has revised the terms of the unit private placement to provide that the placement will now consist of 1,333,333 units at a price of US$0.15 per unit (post-consolidation) to generate net proceeds of US$200,000.  Each unit will be comprised of one common share of Buffalo and one half of a non-transferable share purchase warrant, each full warrant entitling the purchase of one additional common share of Buffalo at a price of $0.20 per share.

On behalf of the Board of Directors of

BUFFALO DIAMONDS LTD.

"Signed J.G. Stewart"

J.G. Stewart,

Secretary

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

BUFFALO DIAMONDS LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

January 21, 2003

Trading Symbol: TSX - YBU.U

NEWS RELEASE

Buffalo Diamonds Ltd. (“Buffalo”) is pleased to report that Tracy A. Moore has joined its Board of Directors.  Mr. Moore is a chartered accountant with extensive experience in the administration and management of public companies.  Buffalo also reports that it has, subject to regulatory approval, granted incentive stock options entitling the purchase of up to 3,415,675 common shares at a price of US$0.07 per share at any time up to and including January 21, 2008.

On behalf of the Board of Directors of

BUFFALO DIAMONDS LTD.

"Signed J.G. Stewart"

J.G. Stewart,

Director

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Buffalo Diamonds Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

December 23, 2002

Item 3.

Press Release

December 23, 2002, Vancouver, B.C.

Item 4.

Summary of Material Change

The Issuer has, subject to regulatory approval, a private placement of 1,333,333 units at a price of USD$0.15 to generate gross proceeds of USD$200,000.  Each unit will be comprised of one share and one half warrant, each full warrant entitling the purchase of one additional share of the Issuer at a price of USD$0.20.  In addition, the Issuer has signed a letter of intent with Big Sky Mining Canada Ltd (“Big Sky”) to give the Issuer a four-month period to conduct due diligence on Big Sky's gold mining and exploration interests in the Huangxiangwa-Miaoling mining area located in Songxian County of Henan Province in the People’s Republic of China.

Item 5.

Full Description of Material Change

The Issuer has, subject to regulatory approval, a private placement of 1,333,333 units at a price of USD$0.15 to generate gross proceeds of USD$200,000.  Each unit will be comprised of one share and one half warrant, each full warrant entitling the purchase of one additional share of the Issuer at a price of USD$0.20. This private placement will be completed following the consolidation of the Issuer's shares on a one for ten basis which was approved by the Issuer's shareholders at the Special Meeting held December 12, 2002.

In addition, the Issuer has signed a letter of intent with Big Sky Mining Canada Ltd (“Big Sky”) to give the Issuer a four-month period to conduct due diligence on Big Sky's gold mining and exploration interests in the Huangxiangwa-Miaoling mining area located in Songxian County of Henan Province in the People’s Republic of China.  Big Sky has the right to acquire a controlling interest in the West Henan Gold Project from the First Geological Explorative Team (“FGET”) of the Henan Bureau of Geology and Mineral Reserves (“BGMR”).  The FGET currently holds two explorative licenses (total area of 32.2 sq. km) and two mining licenses (total area of 4.39 sq.km.).

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to Douglas Turnbull, the Issuer's President at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 31st day of January, 2003.

BUFFALO DIAMONDS LTD.

By:

“Douglas Turnbull”

President

(Official Capacity)

Douglas Turnbull

(Please print here name of individual

 whose signature appears above.)